Exhibit 99.4

Annual General Meeting of China Mobile Games and Entertainment Group Limited to be held on December 2, 2013 For Holders as of November 4, 2013 Annual General Meeting of China Mobile Games and Entertainment Group Limited Date: December 2, 2013 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only For Against Abstain MAIL ORDINARY RESOLUTIONS The re-election of Zhang Lijun as a director of the Company to hold office in accordance with the articles of association of the Company. Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. The re-election of Sin Hendrick as a director of the Company to hold office in accordance with the articles of association of the Company. All votes must be received by 5:00 pm, New York Time on November 22, The re-election of David Ku as an independent director 2013. of the Company to hold office in accordance with the articles of association of the Company. The re-election of Joel Chang as an independent director of the Company to hold office in accordance with the articles of association of the Company. PROXY TABULATOR FOR CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2013 Mediant Communications LLC. All Rights Reserved · Please separate carefully at the perforation and return just this portion in the envelope provided.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on November 22, 2013) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of China Mobile Games and Entertainment Group Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on November 4, 2013 at the Annual General Meeting of Shareholders of China Mobile Games and Entertainment Group Limited to be held at 8:00 p.m. on December 2, 2013 at the Company’s offices located at 13/F, 8 Wyndham Street, Central, Hong Kong, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED P.O. Box 8016 CARY, NC 27512-9903